UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d)-16 of the Securities Exchange Act of 1934

Date of Report: May 9, 2024

JUPITER GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-41552	Not Applicable
(Jurisdiction of Incorporation or Organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Vereador João Alves Praes, No. 95-A

Olhos D´Água, Minas Gerais, Brazil, 39398-000

(Address of principal executive offices, including zip code)

Marc Fogassa

Rua Vereador João Alves Praes, No. 95-A

Olhos D’Água, Minas Gerais, Brazil, 39398-000

Telephone:+55-31-3956-1109

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, E-mail and/or Facsimile number and Address, of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F

☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock, par value $0.001 per share

(Title of Class)

Changes in Registrant’s Certifying Accountant

Dismissal of BF Borgers CPA PC (“Borgers”) as Independent Registered Public Accountant

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) entered an order instituting settled administrative and cease-and-desist proceedings against Borgers and its sole audit partner, Benjamin F. Borgers CPA, permanently barring Mr. Borgers and Borgers (collectively, “BF Borgers”) from appearing or practicing before the Commission as an accountant (the “Order”). As a result of the Order, BF Borgers may no longer serve as independent registered public accounting firm for Jupiter Gold Corporation (the “Company”), nor can BF Borgers issue any audit reports included in Commission filings or provide consents with respect to audit reports.

In light of the Order, the Board of Directors of the Company on May 9, 2024, unanimously approved to dismiss and dismissed BF Borgers as the Company’s independent registered public accounting firm.

BF Borgers’ reports on the financial statements of the Company as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and through May 9, 2024 (the date of BF Borgers’ dismissal), there were no disagreements with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to BF Borgers’ satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such year. During the fiscal years ended December 31, 2023, and December 31, 2022, and through May 9, 2024, there were no events of the type described in 16F(a)(1)(v) of Form 20-F.

In the May 3, 2024 “Staff Statement on the Issuer Disclosure and Reporting Obligations in Light of Rule 102(e) Order Against BF Borgers CPA PC,” the Commission advised registrants that they may indicate in their Commission filing that their prior auditor is no longer permitted to appear or practice before the Commission, in lieu of including a letter from BF Borgers stating whether it agrees with our disclosures under Item 16F(a)(3) of Form 20-F. In light of the Order and the staff statement, we are not requesting BF Borgers to furnish the Company with such letter.

The Company is in the process of engaging a new independent auditing firm. At such time as a new independent auditing firm is formally engaged, the Company will file a Form 6-K disclosing such appointment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER GOLD CORPORATION

Dated: May 9, 2024	By:	/s/ Marc Fogassa
	Name:	Marc Fogassa
	Title:	Chief Executive Officer